Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business/Financial Editors:
            Jaguar Mining Reports Q1 2009 Earnings

            Net Income of $0.07/share, 2009 Operating Targets Unchanged

            JAG - TSX/NYSE Arca

            CONCORD, NH, May 11 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the
"Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) reports its financial and operational results for the period ended March 31, 2009. All figures are in
U.S. dollars unless otherwise indicated.

            <<
            Q1 2009 Highlights

            -   Q1 2009 net income of $4.8 million or $0.07 per basic and fully diluted share compared to net income of $0.8 million or $0.01 per basic and fully diluted share in Q1 2008. Net income for Q1 2009 benefitted from a 76% increase in the number of ounces of gold sold during the quarter.

            -   Q1 2009 gold sales rose to 35,879 ounces at an average price of $928 per ounce yielding revenue of $33.3 million compared to Q1 2008 gold sales of 20,344 ounces at an average price of $924 per ounce and revenue of $18.8 million.

            -   Q1 2009 gold production totaled 32,868 ounces at an average cash operating cost of $409 per ounce compared to 21,414 ounces at an average cash operating cost of $428 per ounce during the same period last year, a production increase of 53% (see Non-GAAP Performance
                Measures).

            -   Gross profit for the quarter ended March 31, 2009 increased to
                $11.3 million from $7.3 million for the quarter ended March 31, 2008.

            -   Q1 2009 operating cash flow totaled $6.0 million compared to a negative $2.3 million in Q1 2008. EBITDA for Q1 2009 totaled
                $11.9 million compared to $6.5 million in Q1 2008 (see Non-GAAP
                Performance Measures).

            -   Jaguar invested $5.6 million in growth projects in Q1 2009, down from the $25.8 million invested in Q1 2008. The decision to curtail the
                Caete Project in Q4 2008 led to the significant decline in capital spending during Q1 2009 compared to the prior year. However, with the capital raised by the Company in March 2009, largely to re-take the
                Caete Project development, capital investments for FY 2009 are expected to total approximately $71.5 million for the full year.

            -   As of March 31, 2009 the Company held cash and cash equivalents of approximately $87.8 million, including $3.1 million of restricted cash.

            -   Overall, Q1 2009 gold production was on target with the Company's
                2009 Plan. Cash operating costs were slightly higher (+3%) than planned but were offset by higher than expected selling prices (+9%).
                The Company's actual Q1 2009 cash operating margin of $519 per ounce exceeded the Company's expected cash operating margin of $455 per ounce.
            >>

            Commenting on the 2008 results, Daniel R. Titcomb, Jaguar's President and
CEO stated, "Our solid first quarter results reflect our continued evolution from that principally of a late-stage development concern into a full-fledged gold production company. Our 2009 targets for production and costs remain unchanged. More importantly, as we continue to make new discoveries, our confidence in our plan to become a mid-tier producer by 2011 remains high. The current build-out of our Caete Project and announced expansions at Turmalina and Paciencia are on schedule and will benefit our shareholders through stronger financial performance."

            <<
            Summary of Key Operating Results

            The following is a summary of key operating results.

                                                               Three Months Ended
                                                                    March 31
                                                          ---------------------------
                                                               2009          2008
                                                          ---------------------------
            (unaudited)
            ($ in 000s, except per share amounts and
             shares outstanding)
            Gold sales                                          33,285        18,797
            Ounces sold                                         35,879        20,344
            Average sales price $/ounce                            928           924
            Gross profit                                        11,292         7,336
            Net income                                           4,758           839
            Earnings per share - basic and fully diluted          0.07          0.01
            Weighted avg. No. of shares outstanding
             - basic                                        68,621,449    59,430,887
            Weighted avg. No. of shares outstanding
             - diluted                                      69,779,608    63,768,136
            >>

            Additional details are available in the Company's filings on SEDAR and
EDGAR, including Management's Discussion and Analysis of Financial Condition
and Results of Operations and Interim Consolidated Financial Statements for
the period ended December 31, 2008.

            Non-GAAP Performance Measures

            The Company has included the non-GAAP performance measures discussed below in this press release. These non-GAAP performance measures do not have any standardized meaning prescribed by Canadian GAAP ("GAAP") and, therefore, may not be comparable to similar measures presented by other companies. The
Company believes that, in addition to conventional measures prepared in accordance with GAAP, these non-GAAP measures provide certain investors with additional information that will better enable them to evaluate the Company's performance. Accordingly, these Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.
            The Company has included cash operating cost per ounce processed because it believes these figures are a useful indicator of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. EBITDA has also been included as an overall measure of cash generation capability on a standardized basis. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are set out in the following tables.

            <<
            Cash Operating Cost per ounces Processed
                                                                      ---------------
                                                                        Three Months
                                                                      Ended March 31,
            Summary of Cash Operating Cost per oz of gold produced              2009
                                                                      ---------------
            Production costs per statement of operations(1)             $ 15,983,000
            Change in inventory(2)                                        (2,540,000)
            Operational cost of gold produced(3)                          13,443,000
              divided by
            Gold produced (oz)                                                32,868
              equals
            Cost per oz of gold produced                                $        409

                                                                      ---------------
                                                                        Three Months
                                                                      Ended March 31,
            Turmalina Plant Cash Operating Cost per oz produced                 2009
                                                                      ---------------
            Production costs                                            $  7,717,000
            Change in inventory(2)                                        (1,181,000)
            Operational cost of gold produced(3)                           6,536,000
              divided by
            Gold produced (oz)                                                18,770
              equals
            Cost per oz of gold produced                                $        349

                                                                      ---------------
                                                                        Three Months
                                                                      Ended March 31,
            Paciencia Plant Cash Operating Cost per oz produced                 2009
                                                                      ---------------
            Production costs                                            $  7,196,000
            Change in inventory(2)                                          (299,000)
            Operational cost of gold produced(3)                           6,897,000
              divided by
            Gold produced (oz)                                                14,099
              equals
            Cost per oz of gold produced                                $        490

            (1) Production costs do not include cost of goods sold adjustment of approximately $1.1 million.

            (2) Under the Company's revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

            (3) The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.
            >>

            The Company uses the financial measure EBITDA to supplement its consolidated financial statements. The presentation of EBITDA is not meant to be a substitute for net income and comprehensive income presented in the consolidated statements of operations and comprehensive income in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. EBITDA is calculated as net income and comprehensive income excluding income tax expense, interest expense, interest income, depletion and amortization. The term EBITDA does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to: (i) fund working capital needs, (ii) service debt obligations, and (iii) fund capital expenditures. Management uses EBITDA for this purpose.
            The following table provides a reconciliation of EBITDA to net income.

            <<
            (Expressed in thousands of U.S. dollars)

                                                          ---------------------------
                                                               Three Months Ended
                                                                    March 31
                                                          ---------------------------
                                                               2009          2008
                                                          ---------------------------
            Net income as reported                        $      4,758  $        839
            Adjustments:
            Interest expense                                     2,214         4,070
            Interest income                                       (499)       (1,245)
            Income tax expense                                     440           643
            Depletion and amortization                           4,985         2,168
                                                          ------------- -------------
            EBITDA                                        $     11,898  $      6,475
            >>

            The following tables are included in Jaguar's audited financial statements as filed on SEDAR and readers should refer to those filings for the associated footnotes which are an integral part of the tables.

            <<
            JAGUAR MINING INC.

            Interim Consolidated Balance Sheets
            (Expressed in thousands of U.S. dollars)

            -------------------------------------------------------------------------
                                                              March 31,  December 31,
                                                                  2009          2008
            -------------------------------------------------------------------------
                                                            (unaudited)
            Assets
            Current assets:
              Cash and cash equivalents                   $     84,691  $     20,560
              Inventory                                         20,187        19,946
              Prepaid expenses and sundry assets                 4,261         5,351
            -------------------------------------------------------------------------
                                                               109,139        45,857

              Prepaid expenses and sundry assets                29,094        26,164
              Net smelter royalty                                1,006         1,006
              Restricted cash                                    3,106         3,106
              Property, plant and equipment                    147,510       148,422
              Mineral exploration projects                      80,412        79,279

            -------------------------------------------------------------------------
                                                          $    370,267  $    303,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Liabilities and Shareholders' Equity
            Current liabilities:
              Accounts payable and accrued liabilities    $     12,767  $     13,416
              Notes payable                                      4,150         4,319
              Income taxes payable                               8,795         8,626
              Asset retirement obligations                       1,360         1,337
              Unrealized foreign exchange losses                   880         2,421
            -------------------------------------------------------------------------
                                                                27,952        30,119

              Deferred compensation liability                    1,419           434
              Notes payable                                     68,826        69,729
              Asset retirement obligations                       6,993         6,828
            -------------------------------------------------------------------------
              Total liabilities                                105,190       107,110

            Shareholders' equity
              Common shares                                    308,590       245,067
              Stock options                                     19,131        19,059
              Contributed surplus                                1,167         1,167
              Deficit                                          (63,811)      (68,569)
            -------------------------------------------------------------------------
                                                               265,077       196,724
              Commitments
            -------------------------------------------------------------------------
                                                          $    370,267  $    303,834
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            JAGUAR MINING INC.

            Interim Consolidated Statements of Operations and Comprehensive Income
            (Expressed in thousands of U.S. dollars, except per share amounts)

            (unaudited)

            -------------------------------------------------------------------------
                                                          Three Months  Three Months
                                                                 Ended         Ended
                                                              March 31,     March 31,
                                                                  2009          2008
            -------------------------------------------------------------------------
            Gold sales                                    $     33,285  $     18,797
            Production costs                                   (17,083)       (9,347)
            Stock-based compensation                               (27)            -
            Depletion and amortization                          (4,883)       (2,114)
            -------------------------------------------------------------------------
            Gross profit                                        11,292         7,336
            -------------------------------------------------------------------------

            Operating expenses:
              Exploration                                          639           812
              Stock-based compensation                             994           274
              Administration                                     3,761         3,018
              Management fees                                      525           188
              Amortization                                         102            54
              Accretion expense                                    188            70
              Other                                                753           994
            -------------------------------------------------------------------------
              Total operating expenses                           6,962         5,410
            -------------------------------------------------------------------------

            Income before the following                          4,330         1,926
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Loss on forward derivatives                              -           318
            Gain on forward foreign exchange derivatives          (287)         (393)
            Foreign exchange gain                               (2,578)       (2,248)
            Interest expense                                     2,214         4,070
            Interest income                                       (499)       (1,245)
            Gain on disposition of property                       (459)            -
            Other non-operating expenses (recovery)                741           (58)
            -------------------------------------------------------------------------
            Total other expenses                                  (868)          444

            Income before income taxes                           5,198         1,482
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------
            Income taxes
              Current income taxes                                 440         2,381
              Future income taxes (recovered)                        -        (1,738)
            -------------------------------------------------------------------------
            Total income taxes                                     440           643
            -------------------------------------------------------------------------

            -------------------------------------------------------------------------
            Net income and comprehensive income for
             the period                                          4,758           839
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Basic and diluted net income per share        $       0.07  $       0.01

            Weighted average number of common shares
             outstanding - Basic                            68,621,449    59,430,887
            Weighted average number of common shares
             outstanding- Diluted                           69,779,608    63,768,136

            JAGUAR MINING INC.

            Interim Consolidated Statements of Cash Flows
            (Expressed in thousands of U.S. dollars)

            (unaudited)

            -------------------------------------------------------------------------
                                                          Three Months  Three Months
                                                                 Ended         Ended
                                                              March 31,     March 31,
                                                                  2009          2008
            -------------------------------------------------------------------------
            Cash provided by (used in):
              Operating activities:
                Net income and comprehensive income for
                 the period                               $      4,758  $        839
                Items not involving cash:
                  Unrealized foreign exchange (gain) loss       (3,032)        1,173
                  Stock-based compensation                       1,021           274
                  Non-cash interest expense                        361         1,390
                  Accretion expense                                188            70
                  Future income taxes (recovered)                    -        (1,738)
                  Depletion and amortization                     4,985         2,114
                  Amortization of net smelter royalty                -            77
                  Unrealized loss (gain) on foreign
                   exchange contracts                           (1,541)          882
            -------------------------------------------------------------------------
                                                                 6,740         5,081

              Change in non-cash operating working capital
                  Accounts receivable                                -        (5,779)
                  Inventory                                       (304)         (620)
                  Prepaid expenses and sundry assets              (210)       (3,751)
                  Accounts payable and accrued liabilities        (419)           44
                  Current taxes payable                            170         2,758
            -------------------------------------------------------------------------
                                                                 5,977        (2,267)
              Financing activities:
                  Issuance of common shares, special
                   warrants and warrants, net                   63,401       105,649
                  Shares purchased for cancellation                  -          (661)
                  Settlement of forward derivatives                  -       (14,500)
                  Repayment of debt                               (288)      (11,210)
                  Increase in debt                                   -         3,849
            -------------------------------------------------------------------------
                                                                63,113        83,127
              Investing activities
                  Mineral exploration projects                  (1,667)      (15,885)
                  Purchase of property, plant and equipment     (3,897)       (9,964)
            -------------------------------------------------------------------------
                                                                (5,564)      (25,849)

            Effect of foreign exchange on non-U.S. dollar
             denominated cash and cash equivalents                 605        (4,050)
            Increase in cash and cash equivalents               64,131        50,961
            Cash and cash equivalents, beginning of period      20,560        45,711
            -------------------------------------------------------------------------
            Cash and cash equivalents, end of period      $     84,691  $     96,672
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Conference Call Details

            The Company will hold a conference call tomorrow, May 12 at 10:00 a.m.
EDT, to discuss the results.

                         From North America:   800-379-9582
                         International:        213-416-2192
                         Replay:
                         From North America:   800-675-9924
                         International:        213-416-2185
                         Replay ID:            51209
                         Webcast:              www.jaguarmining.com
            >>

            About Jaguar Mining

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
65,500 acre land base in Minas Gerais and on an additional 186,600 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com. www.jaguarmining.com.

            The Company uses the financial measure "adjusted cash flows from operating activities" to supplement its consolidated financial statements. The presentation of adjusted cash flows from operating activities is not meant to be a substitute for cash flows from operating activities presented in the statement of cash flows in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted cash flows from operating activities is calculated as operating cash flow excluding the change in non-cash operating working capital. The term adjusted cash flows from operating activities does not have a standardized meaning prescribed by
Canadian GAAP, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted cash flows from operating activities provides useful information to investors because it excludes certain non-cash changes and is a better indication of the Company's cash flow from operations. The non-cash charges excluded from the computation of adjusted cash flows from operating activities, which are included in the
Statements of Cash Flows prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the
Company's past financial performance or the future prospects and may hinder a comparison of its period to period cash flows.

            Forward Looking Statements

            Certain statements in this press release constitute "Forward-Looking
Statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995 and Canadian securities legislation. This press release contains Forward-Looking Statements, including statements concerning the
Company's goal of becoming a mid-tier producer by 2011 and completing the build-out of the Caete Project and the expansions at Turmalina and Paciencia on schedule. Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual timing of commissioning, completion dates or use of proceeds to be materially different from any future results or performance expressed or implied by the
Forward-Looking Statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. These forward-looking statements represent the Company's views as of the date hereof. Subsequent events and developments could cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and
"RISK FACTORS" in the Company's Annual Information Form for the year ended
December 31, 2008 filed on System for Electronic Document Analysis and
Retrieval and available at http://www.sedar.com and the Company's Annual
Report on Form 40-F for the year ended December 31, 2008 filed with the United
States Securities and Exchange Commission and available at www.edgar.com.
            This press release presents estimates of "total cash cost per ounce" that are not recognized measures under generally accepted accounting principles
("GAAP"). This data may not be comparable to data presented by other gold producers. A reconciliation of the Company's total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with
GAAP for the Company's historical results of operations is set forth in the management discussion and analysis filed with the United States Securities and
Exchange Commission as well as the Company's most recent annual financial statements filed with the Canadian Securities Administrators.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President, Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 16:05e 11-MAY-09